EXHIBIT 99.B


SUB-ITEM 77I


                             TERMS OF NEW SECURITY


The registrant issued a new class of securities (the Pegasus High Yield Bond
Fund) on June 30, 1997. The High Yield Bond Fund seeks high current income. In seeking to achieve its objective, the Fund will invest primarily in a diversified portfolio of fixed income securities which, under normal market conditions, are expected to be lower-rated corporate debt obligations or unrated obligations of comparable quality.